FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

June 12, 2006

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: June 2, 2006 Petition for Rehearing Affecting Templeton Fund Litigation

Ladies and Gentlemen:

Following the United States Court of Appeals for the Seventh Circuit's May 19, 2006 rulings, affirming dismissals in the cases identified below (as reported to your office in my letter of May 23, 2006), appellants filed a Petition for Rehearing and Rehearing En Banc on June 2, 2006. Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing a copy of that petition as it relates to the following four lawsuits (all of which were previously reported to your office):

Bradfisch v. Templeton Funds, Inc., et al., Original Case No. 2003 L 001361, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Appellate Case No. 05-3390, in the United States Court of Appeals for the Seventh Circuit;

Woodbury v. Templeton Global Smaller Companies, Fund, Inc., et al., Original Case No. 2003 L 001362, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Appellate Case No. 05-3559, in the United States Court of Appeals for the Seventh Circuit;

Kwiatkowski v. Templeton Growth Fund, Inc., et al., Original Case No. 03 L 785, filed on December 17, 2003 in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois; Appellate Case No. 05-3558, in the United States Court of Appeals for the Seventh Circuit; and

Parise v. Templeton Funds, Inc., et al., Original Case No. 2003 L 002049, filed on December 22, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Appellate Case No. 05-3586, in the United States Court of Appeals for the Seventh Circuit.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel
Franklin Templeton Investments

Encls.

Consolidated Nos. 05-3390, 05-3558, 05-3559 and 05-3586

In The

United States Court of Appeals

for the

Seventh Circuit

DONALD BRADFISCH, *et al.*,

Plaintiffs-Appellants,

– against –

TEMPLETON FUNDS, INC., *et al.*,

Defendants-Appellees.

On Appeal From The United States District Court
For The Southern District Of Illinois

APPELLANTS' PETITION FOR REHEARING AND REHEARING EN BANC

Robert L. King
Gateway One on the Mall
701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

George A. Zelcs
Korein Tillery
205 N. Michigan Ave., Suite 1950
Chicago, Illinois 60601
(312) 641-9750

Counsel for Appellants

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 05-3390

Short Caption: Donald Bradfisch v. Templeton Funds, Inc., et. al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

Donald Bradfisch, individually and on behalf of all other similarly situated

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Robert L. King; Korein Tillery, LLC; Bonnett, Fairbourn, Friedman & Balint, P.C.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

N/A

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

N/A

Attorney's Signature: [signature] Date: June 2, 2006

Attorney's Printed Name: George A. Zelcs

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: 205 North Michigan Plaza, Suite 1950, Chicago, IL 60601

Phone Number: 312-641-9750 Fax Number: 312-641-9751

E-Mail Address: gzelcs@koreintillery.com

rev. 11/01 AK

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 05-3586

Short Caption: Joseph Parise v. Templeton Funds, Inc., et. al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

Joseph Parise, Jr., as trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Robert L. King; Korein Tillery, LLC; Bonnett, Fairbourn, Friedman & Balint, P.C.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

N/A

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

N/A

Attorney's Signature: [signature] Date: June 2, 2006

Attorney's Printed Name: George A. Zelcs

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: 205 North Michigan Plaza, Suite 1950, Chicago, IL 60601

Phone Number: 312-641-9750 Fax Number: 312-641-9751

E-Mail Address: gzelcs@koreintillery.com

rev. 11/01 AK

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 05-3559

Short Caption: Edmund Woodbury v. Templeton Global Smaller Companies Fund, Inc., et. al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

Edmund Woodbury, individually and on behalf of all other similarly situated

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Robert L. King; Korein Tillery, LLC; Bonnett, Fairbourn, Friedman & Balint, P.C.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

N/A

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

N/A

Attorney's Signature: [signature] Date: June 2, 2006

Attorney's Printed Name: George A. Zelcs

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: 205 North Michigan Plaza, Suite 1950, Chicago, IL 60601

Phone Number: 312-641-9750 Fax Number: 312-641-9751

E-Mail Address: gzelcs@koreintillery.com

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 05-3558

Short Caption: Vince Kwiatkowski v. Templeton Growth Fund, Inc., et. al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

Vince Kwiatkowski, individually and on behalf of all other similarly situated

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Robert L. King; Korein Tillery, LLC; Bonnett, Fairbourn, Friedman & Balint, P.C.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

N/A

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

N/A

Attorney's Signature: [signature] Date: June 2, 2006

Attorney's Printed Name: George A. Zelcs

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: 205 North Michigan Plaza, Suite 1950, Chicago, IL 60601

Phone Number: 312-641-9750 Fax Number: 312-641-9751

E-Mail Address: gzelcs@koreintillery.com

rev. 11/01 AK

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

TREATISE

Introduction

These four cases present an issue of exceptional importance regarding the administration of justice in this Court—indeed an issue of fundamental procedural due process. Plaintiffs have been summarily denied the right even to brief their appeals and thus denied a meaningful opportunity to be heard on appeal. Had the entry of a Circuit Rule 53 summary affirmance not cut short these appeals, Plaintiffs would have presented a threshold issue of whether these cases are even properly in federal court to begin with, an issue which the Panel does not mention in its May 19 Order which disposes of the cases on the merits. If the denial of any meaningful opportunity to present that issue is allowed to stand, then Plaintiffs' right to appeal the district court's final judgments in these cases is meaningless.

The summary affirmance of the judgments below is also in conflict with the decisions of two other Circuits and with the recent decision of this Court in *Erb v. Alliance Capital Management, L.P.*, 423 F. 3d 647 (7th Cir. 2005). The May 19 Order essentially sanctions the defendants' removal of these cases to federal court a second time more than one year after the service of the summonses and complaints—well beyond the 30-day time limit for removing cases imposed by 28 U.S.C. § 1446(b). Plaintiffs have never amended their complaints, let alone amended them in a way so as to revive Defendants' right to remove. As the sole basis for their second removal, Defendants relied upon this Court's decision in an unrelated case involving different parties. *Kircher v. Putnam Funds Trust*, 403 F.3d 478 (7th Cir. 2005) (hereinafter *Kircher II*).

In stark contrast to what the Panel has permitted here, the Third and Fifth Circuits have held that such attempts to remove a case beyond the 30-day time limit based upon a court decision in another case is permissible only in "extremely confined," "narrow" and "unique circumstances" where the same party was a defendant in both cases. *See Doe v. American Red Cross*, 14 F.3d 196, 202-03 (3d Cir. 1993) *and Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001), discussed below in the text. Here, however, the Templeton defendants have removed in the exact opposite circumstance: they did ***not*** appeal the initial remand order and they were not parties in the unrelated cases in which other, unrelated defendants did appeal remand orders. Instead, the Templeton defendants have explicitly relied upon the decision in an unrelated case (*i.e.*, *Kircher II*) as their sole basis for removing these cases a second time. Thus, the Panel's summary affirmance permits the Templeton defendants to remove the cases a second time even though they were ***not*** parties to any of those cases, in square conflict with the decisions of the Third and Fifth Circuits.

The Panel's decision failed to address the threshold issue of whether defendants' second removals were permissible and thus whether these cases were even properly in federal court. Instead, without any briefing, the Panel purported to resolve the merits of Plaintiffs' appeals. This Court therefore should grant rehearing and vacate the May 19 order so that Plaintiffs will at least be afforded the opportunity to brief the issues they intended to raise on appeal.

It is "fundamental that the right to notice and an opportunity to be heard must be granted at a meaningful time and in a meaningful manner." *Hamdi v. Rumsfeld*, 542 U.S. 507, 533 (2004) (citations and internal quotation marks omitted). Plaintiffs' discussion of the merits of their appeals in this Petition is intended simply to demonstrate that Plaintiffs will, if given the opportunity, raise non-frivolous issues on appeal which warrant the kind of plenary consideration which is not possible through a summary affirmance issued prior to briefing and that can only be afforded by a process after briefing on the merits. The entry of the May 19 order in these cases was improvident and denied Plaintiffs their right to be heard in a meaningful way. In short, the May 19 order denied Plaintiffs their right to basic procedural due process.

Procedural Background

The procedural history of these cases, and how they relate to the procedural history of the eight *Kircher* cases with which they have been consolidated during this appeal, is somewhat convoluted. Unlike these four *Templeton* cases, the eight *Kircher* cases have already passed through this Court once before on appeal. The *Kircher* cases are pending on appeal in this Court now for a second time. The *Kircher* cases are also currently pending before the Supreme Court on appeal from this Court's decision in *Kircher v. Putnam Funds Trust*, 373 F.3d 847 (7th Cir. 2004) (hereinafter *Kircher I*). The Supreme Court issued a writ of *certiorari* to this Court in those eight cases to decide whether 28 U.S.C. § 1447(d) (which generally prohibits appellate review of remand orders) deprived this Court of appellate jurisdiction to review the remand orders the district court entered in those cases. The *Kircher* case was argued in the Supreme Court on April 24, 2006.

Plaintiffs filed these four cases in state court against the Templeton defendants in late 2003 at approximately the same time the *Kircher* plaintiffs filed the eight nearly identical state court actions against the *Kircher* defendants (which are not related to any of the Templeton defendants). All twelve cases were removed to the Southern District of Illinois at roughly the same time in late 2003 and early 2004, and the district court remanded all of the cases to state court in 2004. Most of the defendants in the other eight cases appealed the remand orders,[1] but the Templeton defendants did not. In *Kircher I*, this Court subsequently held (in conflict with the

[1] The T. Rowe Price defendants in *Parthasarathy, et al. v. T. Rowe Price Int'l Funds, Inc., et al.*, U.S. Dist. Ct. No. 03-CV-00673-DRH and the Evergreen defendants in *Kircher v. Putnam Funds Trust, et al.*, U.S. Dist. Ct. No. 03-CV-0691-DRH, likewise did not appeal the remand orders in those cases, but other defendants in those cases did appeal the remand orders.

decisions of three other circuits) that 28 U.S.C. § 1447(d) does not bar appellate review of remand orders entered in cases removed pursuant to SLUSA.

Even after this Court held in *Kircher I* that the initial remand orders in 2004 were appealable, the Templeton defendants did not attempt to remove these cases a second time until months later; instead they litigated these four cases in state court. During the proceedings in state court after the 2004 remands, Plaintiffs did not amend their complaints and nothing else took place in those proceedings which might have affected the removability of the cases, a point which the Templeton defendants explicitly acknowledged in their Notices of Removal. *See, e.g.*, Notice of Removal at ¶ 5 in *Kwiatkowski* ("Since remand, no activity has taken place in the Circuit Court of Madison County other than" some pre-trial motions and discovery). Defendants did not contend in the district court that any event in the state court proceedings revived their right to remove.

Almost a year later, this Court issued its opinion in *Kircher II*, the decision which provided the only basis the Templeton defendants have asserted as reviving their right to remove these four cases a second time. Plaintiffs moved to remand the cases on the grounds that the removals were beyond the 30-day time limit for removing a case to federal court and did not fall within any recognized exception to the 30-day rule. The district court, having already been ordered by this Court to "undo" its remand orders in the *Kircher* cases, declined to remand these cases a second time, notwithstanding the procedural timing defects in the second removals. Plaintiffs then filed these appeals.

At about the same time, the plaintiffs in the *Kircher* cases moved to file amended complaints in the district court on remand from this Court. The district court "undid" its remand orders in those cases, denied those plaintiffs leave to amend and dismissed the cases with prejudice. The plaintiffs in the *Kircher* cases appealed, thus bringing all twelve of the cases before this Court within a few weeks span. The Court consolidated the cases on appeal and stayed all proceedings pending the disposition of the petition for *certiorari* in *Kircher*. On January 6, 2006, the Supreme Court granted the petition for *certiorari* in *Kircher v. Putnam Funds Trust*, 126 S.Ct. 979 (Jan. 6, 2006).

On March 21, the Supreme Court issued its decision in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 547 U.S. ___, 126 S.Ct. 1503 (Mar. 21, 2006), holding that SLUSA preempts certain state law class actions brought by persons who allege fraud in connection with their ownership or "holding" of a security the same as it preempts certain state law class actions brought by persons who allege fraud in connection with their purchase or sale of a security. *Id.*, 126 S.Ct. at 1515. Two days later, this Court ordered the parties in the twelve consolidated appeals to file within ten days of the order "short statements discussing the effect on these appeals of *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, No. 04-1371 (S. Ct. Mar. 21, 2006)." Mar. 23, 2006, 7th Cir. Order.

Given the stay of proceedings had been entered pending the Supreme Court's disposition of *Kircher* and that the twelve consolidated cases were in distinctly different procedural postures. Plaintiffs understood the March 23 order to require them to explain whether the stay of proceedings should continue as the Court had previously ordered pending the Supreme Court's disposition of *Kircher*. Plaintiffs did not interpret the order to mean that their right even to brief these cases was in jeopardy. Thus, Plaintiffs together with the plaintiffs in the eight *Kircher* cases filed a joint statement explaining:

> [The stay of proceedings] should continue despite the Supreme Court's recent decision in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, No. 04-1371 (U.S. Mar. 21, 2006). On Plaintiffs' motion, this Court stayed proceedings in these appeals last year because [the *Kircher*] Plaintiffs had planned to file a petition for *certiorari* in which they would

> ask the Supreme Court to review the Panel's April 5, 2005 ruling. Plaintiffs requested in their motion that the stay continue in the event the Supreme Court granted [the *Kircher*] petition. The Supreme Court granted [the *Kircher*] Plaintiffs' petition for *certiorari* in *Kircher* and has scheduled that case for oral argument on April 24, 2006. The issue on which the Court granted *certiorari* in *Kircher* is whether this Court had jurisdiction to consider the remand orders. Thus, a decision in *Kircher* could still render these appeals moot.

Plaintiffs' Response to Mar. 23, 2006 Order. Plaintiffs have thus not been afforded a "meaningful" opportunity to be heard regarding why *Dabit* does not require the dismissal—much less the unexpected summary dismissal without briefing—of their appeals.

ARGUMENT

As the Supreme Court has recently reaffirmed, "'[f]or more than a century the central meaning of procedural due process has been clear: "Parties whose rights are to be affected are entitled to be heard ...." It is equally fundamental that the right to notice and an opportunity to be heard "must be granted ***at a meaningful time*** and ***in a meaningful manner***."'" *Hamdi v. Rumsfeld*, 542 U.S. 507, 533 (2004) (emphases added) (quoting *Fuentes v. Shevin,* 407 U.S. 67, 80, 92 S.Ct. 1983, 32 L.Ed.2d 556 (1972) (quoting *Baldwin v. Hale,* 1 Wall. 223, 233, 17 L.Ed. 531 (1864); *Armstrong v. Manzo,* 380 U.S. 545, 552, 85 S.Ct. 1187, 14 L.Ed.2d 62 (1965) (other citations omitted))). "These essential constitutional promises may not be eroded." *Id.*

The "short statement" Plaintiffs were directed to file within 10 days of the Court's March 23 order did not fulfill the constitutional promise of a right to be heard at a meaningful time and in a meaningful manner. The Court's May 19 summary affirmance without briefing denied Plaintiffs basic procedural due process and should be vacated. The stay of proceedings should either continue pending the outcome of *Kircher* in the Supreme Court or a briefing schedule should be set as in the ordinary course of any other appeal in the Seventh Circuit.

I. Plaintiffs have non-frivolous arguments that neither *Kircher II* nor *Dabit* dictate the outcome of these cases, arguments on which the Plaintiffs should be granted a "meaningful" opportunity to be heard through full briefing and plenary review.

In *Kircher II,* one of the issues was whether the plaintiffs were simply bringing a securities fraud claim in disguise as a state law claim (which would be preempted by SLUSA). The Court concluded that the plaintiffs' claims necessarily sounded in fraud, explaining that "[a] claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be." *Kircher II*, 403 F.3d at 483. None of the plaintiffs in these four cases—Plaintiffs Bradfisch, Kwiatkowski, Parise and Woodbury—were parties to that appeal. But Plaintiffs are prepared to explain if given the opportunity that state law ***does*** support a direct action that does not rely on deceit or manipulation. Moreover, if the Supreme Court reverses in *Kircher*, this Court's decision in *Kircher II* will be vacated.

The law of corporations in most, if not all, States requires shareholders to bring a ***direct*** action, and ***prohibits derivative actions***, for the negligent management of a corporation when that mismanagement results in an injury to the shareholder which is distinct from the corporation. *See, e.g., Strougo v. Bassini*, 282 F.3d 162, 170 (2d Cir. 2002) (citing *Tafflin v. Levitt*, 608 A.2d 817, 820 (Md. Ct. Spec. App. 1992)). Thus, in *Strougo* for example, the Second Circuit held that a shareholder could bring a direct action against a mutual fund where the fund announced a rights offering under which a shareholder could obtain additional shares by purchasing "rights." The court explained that the injury to the shareholder was distinct from any injury to the corporation because the offering did not reduce the fund's assets but rather reallocated equity from non-participating shareholders to participating shareholders. *See* 282 F.3d at 175.[2]

---

[2] The law in other States is the same. *See, e.g., Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1039 (Del. 2004) (direct action appropriate if shareholder's injury is "independent of any alleged

The claims of negligent corporate management that Plaintiffs have alleged present an analogous situation. That malfeasance—negligently exposing shareholders to the "market timing" practices of other traders of the fund's shares—dilutes the equity value of the shares owned by investors like Plaintiffs; market timing trades reallocate the equity to the market-timing traders who trade the fund's shares. Thus, unlike the typical case in which shareholders are derivatively injured by negligent corporate management, the defendants exposure of shareholders to market timing results in a direct injury to certain shareholders while benefiting others (*i.e.*, the market timers).

The fact that the plaintiffs in *Kircher* may have "declined to explain how state law would support a direct action that did not rely on deceit or manipulation," *Kircher II*, 403 F.3d at 483, is therefore no reason to affirm summarily the dismissal of *these* Plaintiffs' claims. It is a reason, however, to afford Plaintiffs the opportunity to provide that explanation in these cases.

Moreover, whether *Dabit* will ultimately require the dismissal of these cases under SLUSA is not as cut and dried as the May 19 order seems to suggest. The Panel understood *Dabit* to stand for the proposition that "[f]or direct litigation, labels are not material …." May 19 Order at 2. The Panel also suggested in its May 19 order that this was also the gist of its holding in *Kircher II*, although the Court in *Kircher II*, like the Supreme Court in *Dabit*, more narrowly concluded that the claims asserted were for misrepresentation and were therefore preempted by SLUSA even though the cases were brought by holders of securities rather than by purchasers or sellers. *Kircher II*, 403 F.3d at 484 ("plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities") (emphasis in original).

---

injury to the corporation"); *Glenn v. Hoteltron Sys., Inc.*, 547 N.E.2d 71, 74 (N.Y. 1989) ("[w]here . . . the plaintiff sues in an individual capacity to recover damages resulting in harm, not to the corporation, but to individual shareholders, the suit is personal, not derivative").

In *Dabit*, 547 U.S. ___, 126 S.Ct. 1503 (Mar. 21, 2006), there was no dispute that the plaintiff had alleged fraud. "The only disputed issue [was] whether the alleged wrongdoing was 'in connection with the purchase or sale' of securities." 126 S.Ct. at 1512. The Supreme Court narrowly held that "***the identity of the plaintiffs*** does not determine whether the complaint alleges fraud 'in connection with the purchase or sale' of securities" for purposes of SLUSA. *Id.* at 1515 (emphasis added). Thus, the Supreme Court, contrary to the Panel's understanding, was not concerned with the "labels" on Dabit's claims but rather with whether SLUSA preempts fraud claims asserted by a securities "holder" (as opposed to a purchaser or seller).

Plaintiffs in these cases, in contrast to the plaintiff in *Dabit*, have never alleged that the Templeton defendants engaged in any kind of misrepresentation. Instead, Plaintiffs have only alleged that the Templeton defendants' negligently managed the funds by exposing shareholders to the market timing practices of third parties. Plaintiffs' claims therefore continue to be viable after *Dabit*, and Plaintiffs should be given the opportunity to brief the issue fully.

II. Plaintiffs should be granted a "meaningful" opportunity to present their argument that a Supreme Court reversal in *Kircher* could moot the appeals in these four cases.

The May 19 order singles out these four *Templeton* cases for summary disposition without briefing. It did not apply to the eight *Kircher* cases, which continue to be stayed. But there is no reason to treat the *Templeton* cases cases differently from the *Kircher* cases, because the *Templeton* cases are every bit as susceptible as the *Kircher* cases to being mooted by a Supreme Court reversal in *Kircher*.

Section 1447(d)'s prohibition of the review of a remand order is broad, barring "review[] on appeal ***or otherwise***." 28 U.S.C. § 1447(d) (emphasis added). "'This language has been universally construed to preclude not only appellate review but also reconsideration by the district court.'" *Shapiro v. Logistec USA, Inc.*, 412 F.3d 307, 311-12 (2d Cir. 2005) (collecting cases); *see also Doe v. American Red Cross*, 14 F.3d 196, 199 (3d Cir. 1993) ("Courts have construed Section 1447(d) as prohibiting appeals of remand orders as well as reviews by district courts of their own remands based on the same grounds as the initial removals.").

If the Supreme Court holds in *Kircher* that section 1447(d) prohibited this Court's review of the district court's remand orders in the *Kircher* cases, then Plaintiffs will have a meritorious argument on which they should be heard that the second removal in these cases was an improper reconsideration of the initial remand orders. In other words, if section 1447(d) bars this Court's review of those initial remand orders on appeal, then it should also bar the district court from what was effectively a reconsideration (in light of *Kircher II*) of its original remand orders in these cases as well. Thus, a decision in *Kircher* could moot these four appeals.

It would be more than a little strange if a Supreme Court reversal in *Kircher* sends the *Kircher* defendants back to state courts to litigate the effect of *Dabit* on those cases, while the Templeton defendants who chose ***not*** to appeal the initial remand orders are not only allowed to remove their cases a second time, but also are spared the burden of ever having to contend with Plaintiffs' arguments that *Dabit* does not control the outcome here. At the very least, Plaintiffs should be afforded a truly "meaningful" opportunity to be heard on that issue in this Court.

III. Plaintiffs should be granted a "meaningful" opportunity to present their arguments that these four cases do not belong in federal court at all.

Irrespective of the section 1447(d) issue and the outcome of *Kircher*, Plaintiffs have a meritorious argument that the district court should have remanded these cases because of a defect in the removal procedure. It is a matter of hornbook law that the right to remove a case from state to federal court is purely a creation of statute and that the procedure for removing a case is strictly governed by statute. WRIGHT & MILLER, FEDERAL PRACTICE AND PROCEDURE § 3721

("The right to remove a case from a state to a federal court is purely statutory and therefore its scope and the terms of its availability are entirely dependent on the will of Congress.").

Section 1446(b) provides for removal in two circumstances: within 30 days of service of the summons (or the defendant's receipt of the initial pleading) or, "[i]f the case stated by the initial pleading is not removable," within 30 days after the defendant's receipt "of a copy of an amended pleading, motion, ***order*** or other paper from which it may first be ascertained that the case is one which is or has become removable ...."

In these cases, the Templeton defendants' second removals were not within 30 days of service of the summonses, and the removals were untimely under the first part of section 1446(b). Nor did the defendants attempt to remove within 30 days from an amended pleading or order rendering removable a case that was originally "not removable." According to *Kircher II*, the cases stated by the initial complaints ***were*** removable. Defendants' second removals, therefore, were untimely. At the very least, Plaintiffs have a tenable argument that the removal statute itself simply did not entitle the Templeton defendants to remove this case a second time in the wake of *Kircher II*. Defendants had an opportunity to remove, and when that proved unsuccessful, they could have appealed then (like the *Kircher* defendants did), but they elected not to do so. It is thus subject to fair debate that for the Templeton defendants, the removal option was dead. As the Supreme Court has explicitly held, there is "no general equitable doctrine," that "countenances an exception to the finality of a party's failure to appeal merely because his rights are 'closely interwoven' with those of another party" who ***did*** appeal. *Federated Dept. Stores, Inc. v. Moitie*, 452 U.S. 394, 400 (1981). Here, the Templeton defendants' "rights" were not even "interwoven" with those of the *Kircher* defendants. Although they all took similar positions in the district court, the *Kircher* defendants pressed those points on appeal, while the Templeton defendants did not.

There are additional reasons why the Templeton defendants should not have been permitted a second bite at the removal apple. First, the sole provision of the removal statute which Defendants invoked grants a defendant the right to remove within 30 days of its receipt of an "order ... from which it may first be ascertained that the case is one which is or has become removable ...." 28 U.S.C. § 1446(b). This Court has recently intimated, however, that a ruling in another case is not an "order" that makes a case removable.

In *Erb v. Alliance Capital Management, L.P.*, 423 F. 3d 647 (7th Cir. 2005), this Court dismissed an appeal from a SLUSA remand order after a second removal premised upon *Kircher I* where defendant did not appeal initial remand order. In *Erb*, defendant's "argument fail[ed] because *Kircher I* did not change the law." *Id.* at 652 ("'our disposition reflects nothing more than application of settled circuit law to a different substantive statute'") (citing *Kircher I*, 373 F.3d at 851).

Moreover, the only two federal courts of appeals that have concluded that an appellate ruling announcing a new rule of law may constitute an "order" making another case removable has stressed the narrowness of their holdings. In *Doe v. American Red Cross*, 14 F.3d 196 (3d Cir. 1993), the Third Circuit held that the Red Cross could remove a case against it a second time due to the Supreme Court's entry of an order in another Red Cross case. In that case, the Supreme Court had specifically stated that "the Red Cross is 'thereby authorized to removal [sic] from state to federal court of *any* state-law action it *is* defending.'" *Id.* at 201 (quoting *American Nat'l Red Cross v. S.G.*, 505 U.S. 247, 112 S. Ct. 2465, 2467 (1992)). The court of appeals explained "that an order, as manifested through a court decision, must be sufficiently related to a pending case to trigger Section 1446(b) removability." *Id.* at 202-203. The court further explained "that an order is sufficiently related when ... the order in the case came from a court superior in the same judicial hierarchy, ***was directed at a particular defendant*** and expressly ***authorized that same defendant to remove*** an action against it in another case involving similar facts and legal issues." *Id.* at 203 (emphasis added). The court stressed that its holding was "extremely confined" and "narrow" based on "unique circumstances." *Id.* at 202, 203. The Fifth Circuit has followed the Third Circuit, concluding that a defendant may seek to remove a second time based on an order in another case only where "***the same party was a defendant in both cases***, involving similar factual situations, and the order expressly authorized removal." *Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001) (emphasis added).

There is no such circumstance in the present case, and Defendants did not contend otherwise in the district court. This threshold issue regarding whether this case is even properly in federal court is a non-frivolous issue with respect to which Plaintiffs have a good faith argument on which they should be heard.

Conclusion

For the foregoing reasons, the Panel or the Court *en banc* should vacate the May 19 order and enter a briefing schedule either now or after the Supreme Court's disposition of *Kircher*.

Dated: June 2, 2006

By: [signature]
George A. Zelcs
Korein Tillery
205 N. Michigan Avenue
Suite 1950
Chicago, Illinois 60601

CERTIFICATE OF SERVICE

The undersigned, counsel for the Appellant, hereby certifies that on June 2, 2006, two copies of Appellants' Petition for Rehearing and Rehearing En Banc were delivered by first class U.S. Mail to:

Glenn E. Davis
Raymond Fournie
Jacqueline P. Ulin
Frank N. Gundlach
Lisa Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway
Suite 2600
St. Louis, Missouri 63102-2740

Daniel A. Pollack
Martin I Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
Suite 1900
New York, New York 10036-8295

Dated: June 2, 2006

By: ______________________
George A. Zelcs
Korein Tillery
205 N. Michigan Avenue
Suite 1950
Chicago, Illinois 60601